UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

_________________

Under the Securities and Exchange Act of 1934
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

NovaStar Financial, Inc. (Name of Issuer)

Common Stock ($0.01 par value per share) (Title of Class of Securities)

669947400 (CUSIP Number)

Brian P. Friedman Jefferies Capital Partners IV LLC 520 Madison Avenue, 12th Floor New York, New York 10022 (212) 284-1700	with a copy to: Melvin Epstein, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jefferies Capital Partners IV LP 05-0617930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 813,981(1)(3) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 813,981(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 813,981(1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(2)

14	TYPE OF REPORTING PERSON PN

(1)           On July 16, 2007, Jefferies Capital Partners IV LP, a Delaware limited partnership ("Jefferies Capital Partners IV"), Jefferies Employee Partners IV LLC, a Delaware limited liability company ("Jefferies Employee Partners"), and JCP Partners IV LLC, a Delaware limited liability company ("JCP Partners" and together with Jefferies Capital Partners IV and Jefferies Employee Partners, "Jefferies Capital Partners"), entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Massachusetts Mutual Life Insurance Company, a Massachusetts corporation ("MassMutual" together with Jefferies Capital Partners, the "Investors") and NovaStar Financial, Inc., a Maryland corporation (the "Company"), pursuant to which Jefferies Capital Partners IV purchased 911,659 shares of the Company's 9.00% Series D 1 Mandatory Convertible Preferred Stock, par value $0.01 per share ("Series D 1 Preferred Stock"). The shares of Series D 1 Preferred Stock purchased by Jefferies Capital Partners IV under the Securities Purchase Agreement are initially convertible into 813,981 shares of the Company's common stock, par value $0.01 per share ("Common Stock").

(2)           Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jefferies Employee Partners IV LLC 05-0617932

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 93,752(1)(3) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 93,752(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,752(1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(2)

14	TYPE OF REPORTING PERSON OO

(1)           Pursuant to the Securities Purchase Agreement, Jefferies Employee Partners purchased 105,002 shares of Series D 1 Preferred Stock, which are initially convertible into 93,752 shares of the Common Stock.

(2)           Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JCP Partners IV LLC 05-0617935

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 29,767(1)(3) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 29,767(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,767(1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)

14	TYPE OF REPORTING PERSON OO

(1)           Pursuant to the Securities Purchase Agreement, JCP Partners purchased 33,339 shares of Series D 1 Preferred Stock, which are initially convertible into 29,767 shares of the Common Stock.

(2)           Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JCP IV LLC 05-0617927

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 937,500(1)(3) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 937,500(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,500(1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)

14	TYPE OF REPORTING PERSON OO

(1)           JCP IV LLC, a Delaware limited liability company (the "General Partner"), is the general partner of Jefferies Capital Partners IV and is the managing member of each of Jefferies Employee Partners and JCP Partners. Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which are initially convertible into 937,500 shares of the Common Stock.

(2)           Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jefferies Capital Partners IV LLC 05-0617920

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 937,500(1)(3) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 937,500(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,500(1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)

14	TYPE OF REPORTING PERSON OO

(1)           Jefferies Capital Partners IV LLC, a Delaware limited liability company (the "Manager"), is the manager of Jefferies Capital Partners and the managing member of the General Partner. Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which are initially convertible into 937,500 shares of the Common Stock.

(2)           Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 937,500(1)(3) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 937,500(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,500(1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)

14	TYPE OF REPORTING PERSON IN

(1)           Brian P. Friedman ("Mr. Friedman") is a managing member of the Manager. Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which are initially convertible into 937,500 shares of the Common Stock.

(2)           Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

SCHEDULE 13D

CUSIP No.: 669947400	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 937,500(1)(3) SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 937,500(1)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,500(1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)

14	TYPE OF REPORTING PERSON IN

(1)           James L. Luikart ("Mr. Luikart") is a managing member of the Manager. Pursuant to the Securities Purchase Agreement, Jefferies Capital Partners purchased 1,050,000 shares of Series D 1 Preferred Stock, which are initially convertible into 937,500 shares of the Common Stock.

(2)           Based on 9,469,031 shares of Common Stock outstanding as of July 31, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007, plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

(3)           Common Stock share amounts have been adjusted to reflect the one-for-four reverse stock split effected by the Company on July 30, 2007.

          This Amendment No. 1 to Schedule 13D relating to the Company is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2007 (the "Schedule 13D"). Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.

Item 4. Purpose of the Transaction.

          The information in Item 4 is hereby amended and supplemented as follows:

          On September 4, 2007, the Company announced the cancellation of the Rights Offering. On September 17, 2007, the Company announced that it will not declare and pay the REIT Dividend. As a result of the cancellation of the Rights Offering and/or the failure by the Company to declare the REIT Dividend, Jefferies Capital Partners will not be required to purchase any shares of Series D 2 Preferred Stock as previously contemplated by the Standby Purchase Agreement. In addition, as a result of the Company's failure to declare and pay the REIT Dividend, Jefferies Capital Partners will not receive any shares of Series E Preferred Stock that were previously contemplated to be distributed by the Company in connection with the REIT Dividend.

Item 5. Interest in Securities of the Issuer.

          The information in Item 5 is hereby amended and supplemented as follows:

          (a) As of October 5, 2007, (i) Jefferies Capital Partners IV was the holder of 911,659 shares of Series D 1 Preferred Stock, (ii) Jefferies Employee Partners was the holder of 105,002 shares of Series D 1 Preferred Stock and (iii) JCP Partners was the holder of 33,339 shares of Series D 1 Preferred Stock. The shares of Series D 1 Preferred Stock purchased by Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners under the Securities Purchase Agreement are initially convertible into 813,981, 93,752 and 29,767 shares of Common Stock, respectively, or approximately 7.2%, 0.8% and 0.3% of the Common Stock deemed issued and outstanding as of that date, respectively. As of October 5, 2007, (A) Jefferies Capital Partners IV beneficially owned 813,981 shares of Common Stock, or approximately 7.2% of the Common Stock deemed issued and outstanding as of that date, (B) Jefferies Employee Partners beneficially owned 93,752 shares of Common Stock, or approximately 0.8% of the Common Stock deemed issued and outstanding as of that date, (C) JCP Partners beneficially owned 29,767 shares of Common Stock, or approximately 0.3% of the Common Stock deemed issued and outstanding as of that date, (D) General Partner, as a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners may be deemed to be the beneficial owner, in the aggregate, of 937,500 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 813,981 shares of Common Stock, or approximately 7.2% of the Common Stock deemed beneficially owned by Jefferies Capital Partners IV, (II) 93,752 shares of Common Stock, or approximately 0.8% of the Common Stock deemed beneficially owned by Jefferies Employee Partners, and (III) 29,767 shares of Common Stock, or approximately 0.3% of the Common Stock deemed beneficially owned by JCP Partners, (E) Manager, as a result of its roles as manager of Jefferies Capital Partners and managing member of the General Partner, may be deemed to be the beneficial owner, in the aggregate, of 937,500 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 813,981 shares of Common Stock, or approximately 7.2% of the Common Stock deemed beneficially owned by Jefferies Capital Partners IV, (II) 93,752 shares of Common Stock, or approximately 0.8% of the Common Stock deemed beneficially owned by Jefferies Employee Partners, and (III) 29,767 shares of Common Stock, or approximately 0.3% of the Common Stock deemed beneficially owned by JCP Partners, (F) Mr. Friedman, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 937,500 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date, and (G) Mr. Luikart, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 937,500 shares of Common Stock, or approximately 8.3% of the Common Stock deemed issued and outstanding as of that date. The percentages set forth above are based on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007 (which disclosed 9,469,031 shares of Common Stock outstanding as of July 31, 2007), plus 1,875,000 shares of Common Stock on an as-converted basis based on the 2,100,000 shares of Series D 1 Preferred Stock issued by the Company pursuant to the Securities Purchase Agreement.

          (b) Jefferies Capital Partners IV shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 813,981 shares of Common Stock for which it is deemed the beneficial owner. Jefferies Employee Partners shares with Manager, the General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 93,752 shares of Common Stock for which it is deemed the beneficial owner. JCP Partners shares with Manager, the General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 29,767 shares of Common Stock for which it is deemed the beneficial owner. Each of Manager, the General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 937,500 shares of Common Stock for which it may be deemed the beneficial owner. Neither Jefferies Capital Partners IV, Jefferies Employee Partners, JCP Partners, General Partner, Manager, Mr. Friedman nor Mr. Luikart has the sole power to vote or dispose of any shares of Common Stock for which it is or may be deemed the beneficial owner.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          The information in Item 6 is hereby amended and supplemented as follows:

          On September 4, 2007, the Company announced the cancellation of the Rights Offering. On September 17, 2007, the Company announced that it will not declare and pay the REIT Dividend. As a result of the cancellation of the Rights Offering and/or the failure by the Company to declare the REIT Dividend, Jefferies Capital Partners will not be required to purchase any shares of Series D 2 Preferred Stock as previously contemplated by the Standby Purchase Agreement. In addition, as a result of the Company's failure to declare and pay the REIT Dividend, Jefferies Capital Partners will not receive any shares of Series E Preferred Stock that were previously contemplated to be distributed by the Company in connection with the REIT Dividend.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement between Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Jefferies Capital Partners IV LLC, Brian P. Friedman and James L. Luikart.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2007

JEFFERIES CAPITAL PARTNERS IV LP
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By:      JEFFERIES CAPITAL PARTNERS IV LLC,
            as Manager

By:  /s/ James L. Luikart
Name:  James L. Luikart
Title:  Managing Member

JCP IV LLC

By:      JEFFERIES CAPITAL PARTNERS IV LLC,
            as Managing Member

By:  /s/ James L. Luikart
Name:  James L. Luikart
Title:  Managing Member

JEFFERIES CAPITAL PARTNERS IV LLC

By:  /s/ James L. Luikart
Name:  James L. Luikart
Title:  Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart